UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 31, 2017

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk receives US FDA approval of REBINYN® (nonacog beta pegol; N9-GP)

Bagsværd, Denmark, 31 May 2017 – Novo Nordisk today announced that the US Food and Drug Administration (FDA) has approved the Biologics License Application for REBINYN® for the treatment of adults and children with haemophilia B.

REBINYN® is the brand name for nonacog beta pegol; N9-GP. REBINYN® is indicated for on-demand treatment and control of bleeding episodes and the perioperative management of bleeding around the time of surgery in adults and children with haemophilia B. The efficacy and safety evaluation was based on 115 patients across the four paradigm clinical trials, and the approval follows the Blood Products Advisory Committee meeting held 4 April 2017.

“We are excited about the approval of REBINYN® in the US, and we consider it an important expansion of the treatment options for patients with haemophilia B”, said Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk. “We are confident that REBINYN® will become an important tool for physicians to help patients manage their bleeds.”

Novo Nordisk expects to launch REBINYN® in the US in the first half of 2018.

About REBINYN®

REBINYN® (nonacog beta pegol; N9-GP) is an extended half-life factor IX molecule for replacement therapy in patients with haemophilia B. The review of REBINYN® was based on the paradigm programme, a phase 3 clinical programme enrolling children and adults with severe or moderately severe haemophilia B. In the programme, 115 previously treated patients had a total of more than 8,800 exposure days for up to 2.7 years of treatment with REBINYN®. On 24 March 2017, Novo Nordisk received the positive opinion from the Committee for Medicinal Products for Human Use (CHMP), under the European Medicines Agency (EMA), for nonacog beta pegol; N9-GP, indicated for prophylaxis and on-demand treatment of bleeding as well as for surgical procedures in adolescent (≥12 years of age) and adult patients with haemophilia B.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,000 people in 77 countries and markets its products in more than 165 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 40 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 31, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer